SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549





                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934


                   Socket Communications, Inc.
                      (Name of Issuer)

                Common Stock, $.001 par value
               (Title of Class of Securities)

                         413110107
                       (CUSIP Number)

                               David W. Sass, Esq.
                             McLaughlin & Stern, LLP
                               260 Madison Avenue
                        (212) 448-1100
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                         November 9, 1998
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.

              (Continued on following page(s))

                     Page 1 of 6 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Harmat Organization, Inc., I.D. No. 11-2780723


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) / /
                                                      (b) / /


3  SEC USE ONLY


4  SOURCE OF FUNDS                                                WC


5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS / / REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N.A.


6  CITIZENSHIP OR PLACE OF ORGANIZATION           U.S.A.


   NUMBER      7  SOLE VOTING POWER*       1,737,519
     OF
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER              -0-
   OWNED
               -------------------------------------------------
     BY
    EACH       9  SOLE DISPOSITIVE POWER           -0-
 REPORTING
               -------------------------------------------------
  PERSON
   WITH       10 SHARED DISPOSITIVE POWER          -0-


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON*                                   1,737,519 shares


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
                                                          --
   CERTAIN SHARES


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   19.0%*


14 TYPE OF REPORTING PERSON          CO

* Assumes conversion of all Preferred Stock and exercise in full of certain warrants held by the Reporting Person.

Item 1.  Security and Issuer.

       This Statement of Beneficial Ownership on Schedule 13-D relates to shares of Common Stock, $.001 par value per share (the "Common Stock"), of Socket Communications, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices located at 37400 Central Court, Newark, CA 94560. This Common Stock shall be issuable upon the conversion of 130,179 shares of Series D Convertible Preferred Stock of the Issuer (the "Preferred Stock"), and the exercise in full of a warrant. The warrant is for the purchase of 435,729 shares of Common Stock at a price of $.57375 per share, expiring November 9, 2001 and issued to the Reporting Person (the "Warrant"). The reporting date (the "Reporting Date") with respect to the transactions covered hereby is November 9, 1998.

Item 2.  Identity and Background.

         (a)  Name: The Harmat Organization
         (b)  State of Organization: Delaware
         (c)  Address: Old Country Road, P.O. Box 539, Quogue, NY 11959
         (d)  Involvement in certain legal proceedings: Not Applicable.
         (e)  Party to a civil proceeding: Not Applicable.

Item 3.  Source of Funds

         The amount of $750,000 was paid to purchase the Preferred Stock and the Warrant and was funded from the working capital of the Reporting Person. None of the purchase price was represented by funds which were borrowed.

Item 4.  Purpose of Transaction

         The Reporting Person purchased the Preferred Stock and the Warrant for the purpose of investing in the Issuer. The Reporting Person believes that the Issuer is developing products which will benefit the Reporting Person. The Reporting Person is not interested in and has no plans or proposals which would result in the items described in Item 4(a)-(j).

Item 5.  Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 1,737,519 shares of Common Stock, representing 19.0% of the outstanding shares of Common Stock of the Issuer. This figure assumes the conversion of 130,179 shares of Preferred Stock into 1,301,790 shares of Common Stock and the exercise in full of the Warrant to purchase 435,729 shares of the Issuer's Common Stock.

         (b) The Reporting Person possesses sole power to vote and to dispose or direct the disposition of 1,737,519 shares of Common Stock. This figure assumes the conversion of 130,179 shares of Preferred Stock into 1,301,790 shares of Common Stock and the exercise in full of the Warrant to purchase 435,729 shares of the Issuer's Common Stock.

         (c) On November 9, 1998 the Issuer and the Reporting Person entered into a Series D Convertible Preferred Stock Purchase Agreement (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement the Reporting Person purchased 130,179 shares of Series D Convertible Preferred Stock and the Warrant to purchase 435,729 shares of Common Stock at a price of $.57375 per share, expiring November 9, 2001, for an aggregate purchase price of $750,000.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceed from the sale of the shares of Common Stock disclosed herein.

         (e)      Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the issuer.

         On November 9, 1998 the Issuer and the Reporting Person entered into the Stock Purchase Agreement, as described in Item 5 above. Pursuant to the Stock Purchase Agreement the Reporting Person purchased 130,179 shares of Series D Convertible Preferred Stock and a warrant to purchase 435,729 shares of Common Stock, for an aggregate purchase price of $750,000.



Item 7.  Material to be filed as Exhibits.

         Not applicable.

                           SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: November 17, 1998

                                            THE HARMAT ORGANIZATION, INC.



                                            -------------------------------

                                            BY: Matthew Schilowitz

                                            TITLE: President